COMPASS
GROUP

RECEIVED

2007 AUG -7 A 10:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07025785

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

PROCESSED

AUG 13 2007

THOMSON FINANCIAL

1 August 2007

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – Announcement of the Completion of the sale by the Company of Selecta, its European vending business. (July 2, 2007).

2. Compass Group PLC – Scolarest, the School Catering Division of Compass Group PLC, Awarded School Meals Contracts by East Sussex County Council (July 4, 2007).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at June 30, 2007, in accordance with the Disclosure and Transparency Rules (July 2, 2007).

2. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (July 2, 2007).

3. Notification from Compass Group PLC – Announcement of the completion of the sale by the Company of Selecta, its European vending business. (July 2, 2007).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

great people ***great*** service ***great*** results

COMPASS
GROUP

4. Notification from Compass Group PLC – Announcement of an Invitation to Tender for purchase for cash up to EUR350,000,000 of the Company's EUR750,000,000 6% Notes due 29 May 2009 (July 3, 2007).

5. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 3, 2007).

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 4, 2007).

7. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 5, 2007).

8. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 6, 2007).

9. Notification from Compass Group PLC – Announcement of the repurchase spread in relation to an Invitation to Tender for purchase for cash up to EUR350,000,000 of the Company's EUR750,000,000 6% Notes due 29 May 2009 (July 9, 2007).

10. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 9, 2007).

11. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 10, 2007).

12. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 11, 2007).

13. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 12, 2007).

14. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 13, 2007).

15. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 16, 2007).

16. Notification from Compass Group PLC – Announcement of the aggregate principal amount of Notes accepted for repurchase following an Invitation to Tender for purchase for cash up to EUR350,000,000 of the Company's EUR750,000,000 6% Notes due 29 May 2009 (July 17, 2007).

17. Notification from Compass Group PLC – Announcement of the pricing and the results of the Invitation to Tender for purchase for cash up to EUR350,000,000 of the Company's EUR750,000,000 6% Notes due 29 May 2009 (July 17, 2007).

18. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 17, 2007).

19. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 18, 2007).

20. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 19, 2007).

21. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 20, 2007).

22. Notification from Compass Group PLC of major interests in shares held by Deutsche Bank AG (July 20, 2007).

23. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 23, 2007).

24. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 24, 2007).

25. Notification from Compass Group PLC of major interests in shares held by Deutsche Bank AG (July 24, 2007).

26. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 25, 2007).

27. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 26, 2007).

28. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 27, 2007).

29. Notification from Compass Group PLC relating to the purchase of its shares by the Directors of the Company (July 30, 2007).

30. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (July 30, 2007).

31. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 31, 2007).

32. Notification from Compass Group PLC relating to the purchase of its shares by the Directors of the Company (July 31, 2007)

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this reporting period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 - Return by a company purchasing 1,500,000 of its own shares for cancellation (May 24, 2007).

2. Companies Form No. 169 - Return by a company purchasing 1,500,000 of its own shares for cancellation (June 4, 2007).

3. Companies Form No. 169 - Return by a company purchasing 1,000,000 of its own shares for cancellation (June 4, 2007).

4. Companies Form No. 169 - Return by a company purchasing 1,500,000 of its own shares for cancellation (June 8, 2007).

5. Companies Form No. 169 - Return by a company purchasing 1,100,000 of its own shares for cancellation (June 8, 2007).

6. Companies Form No. 169 - Return by a company purchasing 710,966 of its own shares for cancellation (June 14, 2007).

7. Companies Form No. 169 - Return by a company purchasing 2,000,000 of its own shares for cancellation (July 5, 2007).

8. Companies Form No. 169 - Return by a company purchasing 3,000,000 of its own shares for cancellation (July 5, 2007).

9. Companies Form No. 169 - Return by a company purchasing 3,250,000 of its own shares for cancellation (July 12, 2007).

10. Companies Form No. 169 - Return by a company purchasing 3,500,000 of its own shares for cancellation (July 12, 2007).

11. Companies Form No. 88(2) – Return of allotment of 5,494 shares (June 26, 2007).

12. Companies Form No. 88(2) – Return of allotment of 180,084 shares (June 26, 2007).

13. Companies Form No. 88(2) – Return of allotment of 142,463 shares (June 26, 2007).

14. Companies Form No. 88(2) – Return of allotment of 9,000 shares (June 26, 2007).

15. Companies Form No. 88(2) – Return of allotment of 6,426 shares (July 4, 2007).

16. Companies Form No. 88(2) – Return of allotment of 1,036,250 shares (July 4, 2007).

17. Companies Form No. 88(2) – Return of allotment of 257,175 shares (July 4, 2007).

18. Companies Form No. 88(2) – Return of allotment of 55,050 shares (July 4, 2007).

19. Companies Form No. 88(2) – Return of allotment of 4,500 shares (July 4, 2007).

20. Companies Form No. 88(2) – Return of allotment of 130,080 shares (July 4, 2007).

21. Companies Form No. 88(2) – Return of allotment of 18,100 shares (July 4, 2007).

22. Companies Form No. 88(2) – Return of allotment of 720 shares (July 4, 2007).

23. Companies Form No. 88(2) – Return of allotment of 450,194 shares (July 9, 2007).

24. Companies Form No. 88(2) – Return of allotment of 115,270 shares (July 9, 2007).

25. Companies Form No. 88(2) – Return of allotment of 136,966 shares (July 9, 2007).

26. Companies Form No. 88(2) – Return of allotment of 111,315 shares (July 12, 2007).

27. Companies Form No. 88(2) – Return of allotment of 5,850 shares (July 12, 2007).

28. Companies Form No. 88(2) – Return of allotment of 12,603 shares (July 12, 2007).

29. Companies Form No. 88(2) – Return of allotment of 85,467 shares (July 12, 2007).

30. Companies Form No. 88(2) – Return of allotment of 1,850 shares (July 12, 2007).

31. Companies Form No. 88(2) – Return of allotment of 59,015 shares (July 12, 2007).

32. Companies Form No. 88(2) – Return of allotment of 1,951 shares (July 12, 2007).

33. Companies Form No. 88(2) – Return of allotment of 10,155 shares (July 12, 2007).

34. Companies Form No. 88(2) – Return of allotment of 40,275 shares (July 13, 2007).

35. Companies Form No. 88(2) – Return of allotment of 52,039 shares (July 13, 2007).

36. Companies Form No. 88(2) – Return of allotment of 16,270 shares (July 13, 2007).

37. Companies Form No. 88(2) – Return of allotment of 132,855 shares (July 23, 2007)

38. Companies Form No. 88(2) – Return of allotment of 69,711 shares (July 23, 2007)

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information

COMPASS GROUP

constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

Enclosures

I NEWS RELEASES

COMPASS
GROUP

2 July 2007

Compass Group PLC completes sale of Selecta

Compass Group PLC ("Compass") announces that it has today completed the sale of its European vending business, Selecta, to a company managed by Allianz Capital Partners GmbH ("ACP"). The agreement to sell Selecta was announced on 12 May 2007.

Enquiries:
Compass Group PLC
Investors / analysts — Andrew Martin Tel: +44 (0)1932 573 000
Media — Chris King Tel: +44 (0)1932 573 000

Website: www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenues of c. £11 billion in the year to 30th September 2006.

Scolarest

MEDIA INFORMATION 4 July 2007

SCOLAREST AWARDED EAST SUSSEX SCHOOL MEALS CONTRACTS

School children in East Sussex are set for healthier menus following the award of new catering contracts to school catering specialist Scolarest.

East Sussex County Council has chosen Scolarest to provide catering services at 163 primary and special schools and 14 secondary schools from August 2007. The primary school contract is worth £14 million in total turnover over four years while the secondary schools contract is worth £6 million in total turnover over the same period.

Scolarest will work closely with the County Council and schools to build on the ongoing drive to raise the standard of school food in East Sussex. Under the new contracts, menus will include fresh meat and more fresh fruit, vegetables and salad and milk. Menus will comply fully with the Government's current standards for lunch and the new standards for school food other than lunch which come into force from September 2007. The new primary school menus will also meet the more stringent nutrient-based standards which apply from 2008.

Cllr Rupert Simmons, Lead Cabinet Member for Learning and School Effectiveness at East Sussex County Council, said: "Scolarest is an experienced provider of school meals in other parts of the country and is tasked, under the terms of the new contract, with delivering a quality meals service that reflects our locally specified requirements and is of a higher quality of nutritional and food based standards than currently set by central Government."

"Scolarest has a strong track record in delivering nutritionally balanced, innovative school menus and we are delighted to have been chosen by East Sussex County Council to ensure that local pupils have access to a great range of healthy meals," says Scolarest managing director Tony Sanders. "Our menus have a strong focus on home-cooked foods and will offer children in local schools more fresh fruit, vegetables and salads.

“Through our *Putting Fun Back into Food* campaign, Scolarest will also be organising events such as cooking competitions, food workshops and tasting sessions in local schools. These are designed to encourage children and young people to eat well by getting them excited about good food and learning hands-on cooking skills.”

-ends-

Editors' notes:
Scolarest is the specialist education operating company of Compass Group providing a range of catering services to 2,500 state schools, colleges and universities.

Compass Group PLC is the world's leading foodservice company providing food and support services to clients and customers in the workplace, at schools and colleges, hospitals, at leisure and in defence, offshore and remote locations.

For further information about Scolarest, please contact: Liz Coyle-Camp / Ragan Beale, E=MC2 Public Relations
Tel: 01747 871752 Email: scolarest@emc2publicrelations.com

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	11:24 02-Jul-07
Number	4346Z

RNS Number:4346Z
Compass Group PLC
02 July 2007

Compass Group PLC - Total Voting Rights and Capital as at 30 June 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 June 2007 its issued share capital consists of 1,988,946,854 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,988,946,854, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,988,946,854 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 02-Jul-07
Number	4942Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 July 2007 it purchased for cancellation 750,000 ordinary shares at a price of 346.0900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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RECEIVED

Free annual report

2007 AUG -7 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Compass Group PLC
TIDM	CPG
Headline	Disposal
Released	18:00 02-Jul-07
Number	5025Z

RNS Number:5025Z
Compass Group PLC
02 July 2007

2 July 2007

Compass Group PLC completes sale of Selecta

Compass Group PLC ("Compass") announces that it has today completed the sale of its European vending business, Selecta, to a company managed by Allianz Capital Partners GmbH ("ACP"). The agreement to sell Selecta was announced on 12 May 2007.

Enquiries:

Compass Group PLC

Investors / analysts Andrew Martin Tel: +44 (0)1932 573 000

Media Chris King Tel: +44 (0)1932 573 000

Website: www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenues of c. £11 billion in the year to 30th September 2006.

END

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RECEIVED

2007 AUG -7 A 10:49

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Invitation to Tender
Released	11:24 03-Jul-07
Number	5437Z

RNS Number:5437Z
Compass Group PLC
03 July 2007

3 JULY 2007

COMPASS GROUP PLC

Announcement of Invitation to Tender for purchase for Cash up to EUR350,000,000 of its EUR750,000,000 6.00 per cent. Notes due 29 May 2009 (the "Notes")

Compass Group PLC ("Compass") invites Noteholders (subject to certain offer restrictions) to tender Notes for purchase by Compass for cash (the "Offer") on the terms and subject to the conditions contained in the Tender Offer Memorandum dated 3 July 2007, copies of which are available from the Dealer Managers and the Tender Agent (contact details set out below).

The Offer begins on 3 July 2007 and expires at 4.00 p.m. (London time) on 16 July 2007 (the "Expiration Deadline"), unless the period for the Offer is extended or re-opened or the Offer is terminated. In order to be eligible to have their Notes accepted for purchase by Compass, Noteholders must validly tender their Notes by the Expiration Deadline by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

The repurchase price for the Notes accepted pursuant to the Offer is expected to be determined at or around 2.00 p.m. (London time) on 17 July 2007 (the "Pricing Date") in the manner described in the Tender Offer Memorandum by reference to the sum of the repurchase spread and the interpolated 2009 mid-swap rate for the Notes (the "Repurchase Price"). The repurchase spread is expected to be announced on 9 July 2007 and is expected to be within the repurchase spread range of -1.0bps to +2.0bps (inclusive).

Compass will also pay any interest accrued and unpaid on the Notes from (and including) the immediately preceding interest payment date to (but excluding) the Settlement Date (which is expected to be 20 July 2007) on those Notes accepted pursuant to the Offer.

Compass currently proposes to accept any amount of Notes validly tendered in the Offer up to a maximum of EUR350,000,000 in aggregate principal amount (the "Maximum Acceptance Amount") but reserves the right to accept any amount of Notes validly tendered in the Offer greater than the Maximum Acceptance Amount. If the aggregate principal amount of such validly tendered Notes is greater than the Maximum Acceptance Amount and Compass does not decide to accept Notes in excess thereof, Notes will be accepted by Compass on a pro rata basis in the manner described in the Tender Offer Memorandum.

Description of Common Code/ Outstanding Amount Subject Reference Repu

the Notes	ISIN	Principal Amount	to the Offer	Rate	
EUR750,000,000 6.00 per cent. Notes due 29 May 2009	014836381 XS0148363814	EUR750,000,000	Up to EUR350,000,000 in aggregate principal amount	Interpolated 2009 Mid-Swap Rate	-1.0

ABN AMRO Bank N.V., Barclays Bank plc and The Royal Bank of Scotland plc have been appointed by Compass as Dealer Managers in relation to the Offer. The Bank of New York has been appointed to act as Tender Agent.

Requests for information in relation to the Offer should be directed to:

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
For information by telephone:
+44 (0)20 7678 3644
Fax: +44 (0)20 7678 3597
E-mail:
liability.management@abnamro.com

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
For information by telephone:
+44 (0)20 7773 8575
Fax: +44 (0)20 7516 8048
E-mail:
eu.lm@barcap.com

The Royal Bank of Scotland
135 Bishopsgate
London EC2M 3UR
For information by telephone:
+44 (0)20 7085 8056/3781
Fax: +44 (0)20 7085 5510
E-mail:
liabilitymanagement@rbos.co

Requests for information in relation to the procedures for tendering Notes in the Offer and the submission of Tender Instructions should be directed to:

The Bank of New York
40th Floor
One Canada Square
London E14 5AL
For information by telephone:
+44 20 7964 8849
Fax: +44 20 7964 2536
Attention: Sarah Taylor
Email: sarah.x.taylor@bankofny.com

OFFER AND DISTRIBUTION RESTRICTIONS

The Offer and the distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender Offer Memorandum comes are required by Compass and the Dealer Managers to inform themselves about and to observe any such restrictions. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith and the compliance with any other necessary formalities.

In particular, this notice is not for distribution in the United States, to U.S.

persons or to persons in the Republic of Italy or to Italian persons.

Compass Group is the world's largest foodservice company with annual revenue of c. £10.8 billion in the year to 30 September 2006. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:34 03-Jul-07
Number	6084Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 348.8300 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 04-Jul-07
Number	6888Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 July 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 353.7300 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 05-Jul-07
Number	7696Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 354.0200 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2007 JUL -7 A 10:47

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 06-Jul-07
Number	8523Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 352.1400 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Repurchase Spread
Released	12:00 09-Jul-07
Number	8912Z

RNS Number:8912Z
Compass Group PLC
09 July 2007

9 JULY 2007

COMPASS GROUP PLC

Announcement of Repurchase Spread

Further to the announcement dated 3 July 2007 in relation to its invitation to tender for purchase for cash up to EUR350,000,000 of its EUR750,000,000 6.00 per cent. Notes due 29 May 2009 (the "Notes"), Compass Group PLC ("Compass") today announces that the repurchase spread is 2 basis points over the Interpolated 2009 Mid-Swap Rate (the "Repurchase Spread").

Description of the Notes	Common Code/ ISIN	Outstanding Principal Amount	Amount Subject to the Offer	Reference Rate	Repurchase Spread
EUR750,000,000 6.00 per cent. Notes due 29 May 2009	014836381 XS0148363814	EUR750,000,000	Up to EUR350,000,000 in aggregate principal amount	Interpolated 2009 Mid-Swap Rate	+2 bps

This announcement must be read in conjunction with the Tender Offer Memorandum dated 3 July 2007 (the "Tender Offer Memorandum").

All as further described in the Tender Offer Memorandum:

- the Offer expires at 4.00 p.m. (London time) on Monday 16 July 2007, unless the period for the Offer is extended or re-opened or the Offer is terminated;
- the repurchase price for the Notes accepted pursuant to the Offer is expected to be determined at or around 2.00 p.m. (London time) on Tuesday 17 July 2007 by reference to the sum of the Repurchase Spread and the Interpolated 2009 Mid-Swap Rate for the Notes; and
- if the aggregate principal amount of validly tendered Notes is greater than EUR350,000,000 and Compass does not decide to accept Notes in excess thereof, Notes will be accepted for repurchase by Compass on a pro rata basis.

Requests for copies of the Tender Offer Memorandum and further information in relation to the Offer should be directed to the Dealer Managers:

ABN AMRO Bank N.V.	Barclays Bank PLC	The Royal Bank of Scotland plc

250 Bishopsgate	5 The North Colonnade	135 Bishopsgate
London EC2M 4AA	Canary Wharf	London EC2M 3UR
For information by telephone:	London E14 4BB	For information by telephone:
+44 (0)20 7678 3644	For information by telephone:	+44 (0)20 7085 8056/3781
Fax: +44 (0)20 7678 3597	+44 (0)20 7773 8575	Fax: +44 (0)20 7085 5510
E-mail:	Fax: +44 (0)20 7516 8048	E-mail:
liability.management@abnamro.com	E-mail:	liabilitymanagement@rbos.co
	eu.lm@barcap.com	

Requests for information in relation to the procedures for tendering Notes in the Offer and the submission of Tender Instructions should be directed to the Tender Agent:

The Bank of New York
40th Floor
One Canada Square
London E14 5AL
For information by telephone:
+44 20 7964 8849
Fax: +44 20 7964 2536
Attention: Sarah Taylor
Email: sarah.x.taylor@bankofny.com

OFFER AND DISTRIBUTION RESTRICTIONS

The Offer and the distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender Offer Memorandum comes are required by Compass and the Dealer Managers to inform themselves about and to observe any such restrictions. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith and the compliance with any other necessary formalities.

In particular, this notice is not for distribution in the United States, to U.S. persons or to persons in the Republic of Italy or to Italian persons.

Compass Group is the world's largest foodservice company with annual revenue of c. £10.8 billion in the year to 30 September 2006. For more information visit www.compass-group.com.

END

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:23 09-Jul-07
Number	9384Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 352.9900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 10-Jul-07
Number	0160A

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 348.0900 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2007 ... -7 A ...

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 11-Jul-07
Number	0962A

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 349.1100 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 12-Jul-07
Number	1817A

12th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 349.6638 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:36 13-Jul-07
Number	2618A

13th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 351.613 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 16-Jul-07
Number	3379A

16th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 352.81052 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Announcement of Acceptance
Released	11:00 17-Jul-07
Number	3655A

RNS Number:3655A
Compass Group PLC
17 July 2007

17 JULY 2007

COMPASS GROUP PLC ("Compass")

Announcement of the Aggregate Principal Amount of Notes accepted for Repurchase following the Invitation to Tender for purchase for Cash up to EUR350,000,000 of its EUR750,000,000 6.00 per cent. Notes due 29 May 2009 (the "Notes")

Further to the invitation to Noteholders to tender Notes for cash (the "Offer") on the terms and subject to the conditions contained in the Tender Offer Memorandum dated 3 July 2007 (the "Tender Offer Memorandum"), Compass today announces that approximately 80% validly tendered Notes have been accepted for repurchase. This announcement should be read in conjunction with the Tender Offer Memorandum

Following receipt by the Tender Agent of valid tender instructions in respect of EUR 565,475,000 in aggregate principal amount of the Notes, Compass has elected to accept for repurchase on a pro rata basis EUR 450,000,000 in aggregate principal amount of the Notes.

As a result, on the Settlement Date (which is expected to be 20 July 2007) EUR 450,000,000 in aggregate principal amount of the Notes will be repurchased by Compass and EUR 300,000,000 in aggregate principal amount of the Notes will remain outstanding.

The repurchase price for the Notes accepted pursuant to the Offer is expected to be determined at or around 2.00 p.m. (London time) on 17 July 2007 in the manner described in the Tender Offer Memorandum by reference to the sum of the Repurchase Spread (being 2 basis points over the Interpolated 2009 Mid-Swap Rate for the Notes) and such Interpolated 2009 Mid-Swap Rate.

Requests for information in relation to the Offer should be directed to the Dealer Managers:

ABN AMRO Bank N.V.	Barclays Bank PLC	The Royal Bank of Scotland plc
250 Bishopsgate	5 The North Colonnade	135 Bishopsgate
London EC2M 4AA	Canary Wharf	London EC2M 3UR
For information by telephone:	London E14 4BB	For information by telephone:
+44 (0)20 7678 3644	For information by telephone:	+44 (0)20 7085 8056/3781
Fax: +44 (0)20 7678 3597	+44 (0)20 7773 8575	Fax: +44 (0)20 7085 5510
E-mail:	Fax: +44 (0)20 7516	E-mail:

liability.management@abnamro.com 8048 liabilitymanagement@rbos.co.
E-mail:
eu.lm@barcap.com

OFFER AND DISTRIBUTION RESTRICTIONS

The Offer and the distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender Offer Memorandum comes are required by Compass and the Dealer Managers to inform themselves about and to observe any such restrictions. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith and the compliance with any other necessary formalities.

In particular, this notice is not for distribution in the United States, to U.S. persons or to persons in the Republic of Italy or to Italian persons.

Compass or the Compass Group is the world's largest foodservice company with annual revenue of c. £10.8 billion in the year to 30 September 2006. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Tender Pricing & Results
Released	15:26 17-Jul-07
Number	3968A

RNS Number:3968A
Compass Group PLC
17 July 2007

17 JULY 2007

COMPASS GROUP PLC ("Compass")

Announcement of the pricing and the results of the Invitation to Tender for purchase for Cash up to EUR450,000,000 of its

EUR750,000,000 6.00 per cent. Notes due 29 May 2009 (the "Notes")

Further to the acceptance of EUR450,000,000 in aggregate principal amount of the Notes for repurchase by Compass on a pro rata basis, Compass today announces the Repurchase Price of such Notes. This announcement should be read in conjunction with the Tender Offer Memorandum dated 3 July 2007 (the "Tender Offer Memorandum").

The Repurchase Price has been calculated at 102.097% being the sum of (a) the Reference Rate and (b) the Repurchase Spread.

The Reference Rate has been set at 4.764%, being the Interpolated 2009 Mid-Swap Rate at or around 2.00 p.m. (London time) today.

As announced on 9 July 2007, the Reference Spread is 2 basis points over the Interpolated 2009 Mid-Swap Rate.

The Repurchase Amount in respect of each EUR1,000 in principal amount of Notes accepted for repurchase is EUR1,020.97(being the product of the Repurchase Price and EUR1,000).

Compass will also pay interest accrued and unpaid per EUR1,000 nominal amount on the Notes from (and including) the immediately preceding interest payment date to (but excluding) the Settlement Date (which is expected to be 20 July 2007) which has been calculated at EUR8.52 per EUR1,000 nominal amount on the Notes.

The total amount Compass will pay Noteholders on the Settlement Date for each EUR1,000 in principal amount of Notes accepted for repurchase will be EUR1,029.49 (being the sum of the Repurchase Amount and Accrued Interest).

Description of the Notes	Common Code/ ISIN	Outstanding Principal Amount	Amount Subject to the Offer	Reference Rate	Repurchase Spread
EUR750,000,000 6.00 per cent. Notes due 29 May 2009	014836381	EUR750,000,000	EUR450,000,000	Interpolated	+2.0 bps

in aggregate principal amount | 2009 Mid-Swap Rate

XS0148363814

Requests for further information should be directed to the Dealer Managers:

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
For information by
telephone: +44 (0)20 7678 3644
Fax: +44 (0)20 7678 3597
E-mail: liability.management@abnamro.com

Barclays Bank PLC
The North Colonnade
Canary Wharf
London E14 4BB
For information by
telephone: +44 (0)20 7773 8575
Fax: +44 (0)20 7516 8048
E-mail: eu.lm@barcap.com

telep

E-ma

OFFER AND DISTRIBUTION RESTRICTIONS

The Offer and the distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender Offer Memorandum comes are required by Compass and the Dealer Managers to inform themselves about and to observe any such restrictions. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith and the compliance with any other necessary formalities.

In particular, this notice is not for distribution in the United States, to U.S. persons or to persons in the Republic of Italy or to Italian persons.

Compass Group is the world's largest foodservice company with annual revenue of c. £10.8 billion in the year to 30 September 2006. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:25 17-Jul-07
Number	4153A

17th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 351.0192 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:43 18-Jul-07
Number	4956A

18th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 350.6892 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 19-Jul-07
Number	5718A

19th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 351.6 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:48 20-Jul-07
Number	6403A

RNS Number:6403A
Compass Group PLC
20 July 2007

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :

....

5. Date of transaction (and date on which the threshold is crossed or reached if different):

18/07/2007

6. Date on which issuer notified:

19/07/2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0005331532	Below 3%	Below 3%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0005331532	59,820,623	59,820,623		3.01%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
59,820,623	3.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:28 20-Jul-07
Number	6480A

20th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 352.4468 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 23-Jul-07
Number	7235A

23rd July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 344.852 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:10 24-Jul-07
Number	7945A

24th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 340.9968 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	17:19 24-Jul-07
Number	7960A

RNS Number:7960A
Compass Group PLC
24 July 2007

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :

....

5. Date of transaction (and date on which the threshold is crossed or reached if different):

23/07/2007

6. Date on which issuer notified:

24/07/2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0005331532	59,820,623	59,820,623

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0005331532	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 25-Jul-07
Number	8818A

25th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 333.844 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 26-Jul-07
Number	9628A

26th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 325.5544 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:37 27-Jul-07
Number	0540B

27th July 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 315.716 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	16:04 30-Jul-07
Number	1282B

RNS Number:1282B
Compass Group PLC
30 July 2007

30 July 2007

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

Compass Group PLC (the "Company") confirms that the following directors of the Company have today increased their shareholdings in the Company through the purchase of ordinary shares at a purchase price of 314.7414 pence each per share in the market.

Details of their individual purchases are shown in the table below, together with their resultant shareholdings.

Name of Director	Total number of Shares Acquired	Resultant Shareholding	Percentage of Issued Share Capital
Sir Roy Gardner, Chairman	25,000	175,000	0.009%
Richard Cousins, Group Chief Executive	50,000	200,000	0.010%
Andrew Martin, Group Finance Director	20,000	155,027	0.008%
Steve Lucas, Non-Executive Director	1,000	1,000	0.00005%

Further Information:

Compass Group PLC
+44 (0) 1932 573000

Investors/Analysts:	Andrew Martin, Group Finance Director
Media:	Chris King, Group Head of Media Relations

www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:23 30-Jul-07
Number	1422B

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 July 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 315.4734 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 31-Jul-07
Number	2597B

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 July 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 329.9874 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:05 31-Jul-07
Number	2259B

RNS Number:2259B
Compass Group PLC
31 July 2007

31 July 2007

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

Compass Group PLC (the "Company") confirms that Sven Kado, a non-executive director of the Company, has yesterday increased his shareholding in the Company by the purchase of 20,500 ordinary shares at a purchase price of 318.25 pence each per share in the market.

As a result of this transaction, Mr Kado now holds 33,000 ordinary shares of 10 pence each in the capital of the Company.

Further Information:

Compass Group PLC
+44 (0) 1932 573000

Investors/Analysts: Andrew Martin, Group Finance Director
Media: Chris King, Group Head of Media Relations

www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

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III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

A 2/14

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	16.05.07	17.05.07	18.05.07
Maximum prices paid § for each share	355.7250p	358.2100p	358.8100p
Minimum prices paid § for each share	355.7250p	358.2100p	358.8100p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,363,725.00
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 26,820.00

RECEIVED 2007 JUN -1 A 10:50 OFFICE OF THE CORPORATE

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 24/5/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey KT16 9BQ

For official Use (11/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

G

Return by a company purchasing its own shares

169

CHWP000

RECEIVED
2007 JUN -7 A 10:[illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083[illegible]

For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the Act as follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	500,000	[illegible]0,000	[illegible]0,0[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23.05.07	24.05.07	25.05.07
Maximum prices paid § for each share	379.1500p	378.7700p	377.9900p
Minimum prices paid § for each share	379.1500p	378.7700p	377.9900p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,679,550.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 28,400.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 4/6/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guidford Street
Chertsey
Surrey, KT16 9BQ

For official Use (11/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

40[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	
Number of shares purchased	500,000	500,000	
Nominal value of each share	10p	10p	
Date(s) on which the shares were delivered to the company	29.05.07	30.05.07	
Maximum prices paid § for each share	380.4900p	380.5400p	
Minimum prices paid § for each share	380.4900p	380.5400p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,805,150.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 19,030.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 4/6/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G 169

Return by a company purchasing its own shares

CHWP000

£28220.
Pd

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Please do not write in the space below. For HM Revenue & Customs use only

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	31.05.07	01.06.07	04.06.07
Maximum prices paid § for each share	375.5400p	378.1200p	375.0100p
Minimum prices paid § for each share	375.5400p	378.1200p	375.0100p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,643,350.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 28,220.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 8/6/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

£20720

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
408391

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	
Number of shares purchased	600,000	500,000	
Nominal value of each share	10p	10p	
Date(s) on which the shares were delivered to the company	05.06.07	06.06.07	
Maximum prices paid § for each share	375.8800p	377.5500p	
Minimum prices paid § for each share	375.8800p	377.5500p	

§ A private company is not required to give this information

RECEIVED
2007 AUG -7 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,143,030.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 20,720.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 8/6/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)

General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 408

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	710,966		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	07.06.07		
Maximum prices paid § for each share	376.4500p		
Minimum prices paid § for each share	376.4500p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,676,431.50
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 13,385.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed A W V. Derham Designation ‡ Deputy Company Secretary Date 14/6/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
~~Compass House~~
~~Guildford Street~~
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

£35,855

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HMRC Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	750,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	26.06.07	27.06.07	28.06.07
Maximum prices paid § for each share	358.6900p	359.7400p	357.2200p
Minimum prices paid § for each share	358.6900p	359.7400p	357.2200p

RECEIVED

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,170,650.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 35,855.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 5/7/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (11/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

£52655

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space below for HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	1,000,000	1,250,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	29.06.07	02.07.07	03.07.07
Maximum prices paid § for each share	355.5700p	350.0100p	349.1000p
Minimum prices paid § for each share	355.5700p	350.0100p	349.1000p

§ A private company is not required to give this information

RECEIVED
2007 JUL -7 A 10:41
OFFICE OF CORPORATE FINANCE

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,530,625.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 52,655.00

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 5/7/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (11/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

p 9 | 15
£56,325

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above follows:

Class of shares	Ordinary	Ordinary	Ordina
Number of shares purchased	1,250,000	750,000	1,250,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	04.07.07	05.07.07	06.07.07
Maximum prices paid § for each share	344.6800p	346.0900p	348.8300p
Minimum prices paid § for each share	344.6800p	346.0900p	348.8300p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 11,264,550.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 56,325.00

RECEIVED

Signed A V Derham Designation ‡ Deputy Company Secretary Date 12/7/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (11/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
08391

Name of company

* insert full name of company

* Compass Group PLC

Please do not write in this margin

For HM Revenue and Customs use only.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,250,000	1,250,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	09.07.07	10.07.07	11.07.07
Maximum prices paid § for each share	353.7300p	354.0200p	352.1400p
Minimum prices paid § for each share	353.7300p	354.0200p	352.1400p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 12,364,300.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 61,825.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 12/7/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (11/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5494		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MR JOHN DAVID BENNETT Address WELLBOURNE, CUDDESON, OXFORD UK Postcode OX44 9HG	Class of shares allotted ORDINARY	Number allotted 3,122
Name MR ALISTAIR BLUE Address 7 TOWERS ROAD, AIRDRIE, LANARKSHIRE UK Postcode ML6 8NA	Class of shares allotted ORDINARY	Number allotted 1,873
Name MRS MARY SANDRA COX Address 43 RAYLEIGH ROAD, LEIGH ON SEA, ESSEX UK Postcode SS9 5UU	Class of shares allotted ORDINARY	Number allotted 499
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed MWhite Date 26/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	180084		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MBMER ACCOUNT SSB1	ORDINARY	180,084
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 26/6/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14 06 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	142463		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	142,463
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Companies House
— for the record —

RECEIVED
2007 JUN -7 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	ORDINARY	9,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/6/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Companies House
— for the record —

RECEIVED
2007 AUG -7 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6426		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MR IAN MICHAEL DAVIES Address: 29 WITLEY AVENUE, HALESOWEN, WEST MIDLANDS UK Postcode: B63 4DU	ORDINARY	1,248
Name: MR MILEN FILKOV Address: 7 ELM COURT, NEWLANDS CRESCENT, EAST GRINSTEAD, WEST SUSSEX UK Postcode: RH19 1LW	ORDINARY	1,248
Name: MRS GLYNIS FLEMING Address: 5 RUSCROFT PARK, LISNAGELVIN, LONDONDERRY UK Postcode: BT47 5WF	ORDINARY	246
Name: MRS SHEILA MARKEY Address: 64 CHESTER ROAD, WINSFORD, CHESHIRE UK Postcode: CW7 2NQ	ORDINARY	645
Name: MRS KAREN SEAGER Address: 14 RAMILLIES ROAD, MILL HILL, LONDON UK Postcode: NW7 4LX	ORDINARY	3,039

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1036250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	1036250
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 4/7/07

A ~~director~~ / secretary / adm~~inistrator / administrative receiver / receiver manager /~~ receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House — for the record —

RECEIVED

2007 JUN -7 A 10:21

OFFICE OF REGISTRAR OF CORPORATE BODIES

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	257175		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: VIDACOS NOMINEES LIMITED Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	ORDINARY	257,175
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	55050		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	55,050
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 4/7/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

— for the record —

RECEIVED

2007 AUG -7 A 10: 2

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 4,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ
DDI: 01932 574225

DX number

Companies House
— for the record —

RECEIVED
2007 JUN -7 A

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	130080		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 130,080
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	18100		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name ANNE RYAN Address 1 HEREFORD ROAD, EALING, LONDON UK Postcode W5 4SE	Class of shares allotted ORDINARY	Number allotted 18,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27 06 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	720		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	720
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

RECEIVED
2007 ... -7 A 10:21
... CORPORATE ...

88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	07	2007	05	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	140,000	569	309,625
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£2.668	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	140,000
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	309,625
UK Postcode E14 5LB	Ordinary	
Name(s) Ms Carol Julie Dobbins	Class of shares allotted	Number allotted
Address 9 Eastfield Court, Abenbury Field,	Ordinary	569
Wrexham, Clwyd		
UK Postcode LL13 8JB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/7/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst

Compass Group PLC, Compass House, Guildford Street, Chertsey,

Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	07	2007	05	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	17,020	1,500	96,750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.1375	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant Id 30XMH, Member Account SSB1,	Ordinary	17,020
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	1,500
UK Postcode E14 5LB	Ordinary	96,750
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/7/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst, Compass Group PLC,
Compass House, Guildford Street, Chertsey, Surrey,
KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED

2007 AUG -7 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	07	2007	05	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,966	135,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary Ordinary	135,000
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	375
Name(s): Miss Helen Clarke Address: 43 Wellington Road, Sandhurst, Berkshire UK Postcode GU47 9AW	Ordinary	938
Name(s): Miss Karin Clarke Address: Rocke Cottage, Clungunford, Craven Arms, Shropshire UK Postcode WY7 0PX	Ordinary	653
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/7/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary~~ arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House, Guildford Street, Chertsey,
Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	111315		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 111,315
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 12/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

RECEIVED
2007 AUG -7 A [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	5,850
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12603		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name CLAUDE CHIRON Address 159 RUE DE CHARONNE F75011 PARIS, FRANCE UK Postcode	Class of shares allotted ORDINARY	Number allotted 12,603
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/7/07

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX numbe

DDI: 01932 574225

Companies House
— for the record —

RECEIVED
2007 AUG -7 A 10:21
OFFICE OF THE REGISTRAR OF COMPANIES

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	85467		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 85,467
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 JUN -7 A 10:21

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 1,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

RECEIVED
2007 JUL -? A 10:3?
OFFICE OF ...

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	25	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	59015		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 59,015
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 12/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX numb DDI: 01932 574225

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1951		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MR JOHN MACCUISH Address 1917 FOUR SEASONS DRIVE, BURLINGTON, ONTARIO, CANADA UK Postcode L7P 2Y3	Class of shares allotted ORDINARY	Number allotted 1,951
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/7/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

RECEIVED

2007 AUG -7 A 10:32

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10155		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name CATHERINE HOLMES Address 2 BROWNROYD ROAD, HONLEY, HOLMFIRTH UK Postcode HD9 6HN	Class of shares allotted ORDINARY	Number allotted 2,751
Name ANDREW HOLROYD Address 35 MAYFIELD AVENUE, LONDON UK Postcode N14 6DY	Class of shares allotted ORDINARY	Number allotted 1,304
Name LESLEY ROBERT MURRAY Address GILLVIEW, HORSLEY BRAE, OVERTOWN, WISHAW, LANARKSHIRE UK Postcode ML2 0RS	Class of shares allotted ORDINARY	Number allotted 3,122
Name DAWN MADELEINE SHACKLEFORD Address 6 DARCEY CLOSE, GRANGE PARK, SWINDON, WILTS UK Postcode SN5 6DZ	Class of shares allotted ORDINARY	Number allotted 2,978
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/7/07

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

RECEIVED
2007 AUG -7 A 10:32

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	07	2007	12	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,025	1,250	27,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.1375	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 30XMH, Member Account SSB1,	Ordinary	12,025
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	1,250
UK Postcode E14 5LB	Ordinary	27,000
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MyMoun Date 13/7/07

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED

2007 AUG -7 A 10:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	06	07	2007
To	12	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	20,625	664	30,750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£2.668	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	20,625
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	30,750
UK Postcode E14 5LB	Ordinary	
Name(s) Mr Derek Fletcher	Class of shares allotted	Number allotted
Address 8 Windward Close, Off Bullsmoor Lane,	Ordinary	332
Enfield, Middlesex		
UK Postcode EN3 6TJ		
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 33x24, Trinity Road,	Ordinary	332
Halifax		
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJWoun **Date** 13/7/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	07	2007	12	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,270	10,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales -or-
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	10,000
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	
UK Postcode E14 5LB		
Name(s) Miss Katie Montague	Class of shares allotted	Number allotted
Address 41 Beechcroft Avenue, Croxley Greetn,	Ordinary	653
Rickmansworth, Herfordshire		
UK Postcode WD3 3EG		
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 33x24, Trinity Road,	Ordinary	4,311
Halifax		
UK Postcode HX1 2RG		
Name(s) Mrs Christine Riggs	Class of shares allotted	Number allotted
Address 5 Hazell Park, Amersham, Buckingshamshire	Ordinary	1,306
UK Postcode HP7 9AB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/7/02

** A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrang~~ement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

RECEIVED
2007 AUG -7 A 10:52

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	07	2007	20	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,355	87,000	30,500
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.20	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	132,300
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	
UK Postcode E14 5LB	Ordinary	
Name(s) Mr David Forshaw	Class of shares allotted	Number allotted
Address 21 Alle des Voies, 95000 Cergy, France	Ordinary	555
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/7/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01832 574225

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	07	2007	20	07	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	43,500	1,211	25,000
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (including any share premium)	£2.2925	£1.792	£2.10

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited		
Address: Participant ID 30XMH, Member Account SSB1,	Ordinary	68,500
Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	
UK Postcode E14 5LB	Ordinary	
Name(s): Mrs Rosaline C Macpepple Jaja		
Address: 23 Kinross House, Benerton Estate,	Ordinary	653
Bingfield Street, London		
UK Postcode N1 0AA		
Name(s): Mr Edward Brown		
Address: 30 Golf Drive, Paisley,	Ordinary	558
Renfrewshire		
UK Postcode PA1 3LA		
Name(s)		
Address		
UK Postcode		
Name(s)		
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/July/2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / ~~official receiver / receiver manager / voluntary arrangement~~ supervisor

** Please delete as appropriate

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Reward Analyst

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01832 574225

DX number DX exchange